SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.)*

Mirant Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60467R100

(CUSIP Number)

November 7, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

18,394,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

18,394,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,394,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12.	TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

468,482

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

468,482

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

468,482

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Partners Enhanced, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

667,579

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

667,579

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

667,579

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson International Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,360,329

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,360,329

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,360,329

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Advantage Select Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

115,245

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

115,245

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,245

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Advantage Master Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,831,463

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,831,463

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,831,463

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Advantage Plus Master Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

7,482,521

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

7,482,521

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,482,521

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Enhanced Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

71,941

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

71,941

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,941

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Paulson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

18,394,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

18,394,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,394,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the shares of Common Stock (as defined below) held by the Reporting Persons (as defined below) as of November 7, 2008.

ITEM 1(a).	Name of Issuer:

Mirant Corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1155 Perimeter Center West, Suite 100

Atlanta, Georgia 30338

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Partners L.P. (“Paulson Partners”);
•	Paulson Partners Enhanced, L.P. (“Enhanced L.P.”);
•	Paulson International Ltd. (“Paulson International”);
•	Paulson Advantage Select Master Fund Ltd. (“Select Master”);
•	Paulson Advantage Master Ltd. (“Advantage Master”);
•	Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
•	Paulson Enhanced Ltd. (“Enhanced Ltd.”); and
•	John Paulson
Item 2(b).	Address of Principal Business Office or, if None, Residence:

Paulson & Co., Paulson Partners, Enhanced L.P. and John Paulson each have a business address at 1251 Avenue of the Americas, 50th Floor, New York, New York 10020.

Paulson International, Select Master, Advantage Master, Advantage Plus Master and Enhanced Ltd. each have a business address at c/o BNY Alternative Investment Services Ltd., 18 Church Street, Skandia House, Hamilton, HM11, Bermuda.

Item 2(c).	Citizenship:

Paulson & Co. is a Delaware corporation.

Each of Paulson Partners and Enhanced L.P. is a Delaware limited partnership.

Each of Paulson International, Select Master, Advantage Master, Advantage Plus Master and Enhanced Ltd. is a Cayman Islands exempted company.

John Paulson is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, having $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number: 60467R100
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Collectively, the Reporting Persons beneficially own 18,394,000 shares of Common Stock representing 11.7% of the outstanding shares of Common Stock.

I. Paulson Partners

(a) Amount beneficially owned: 468,482

(b) Percent of class: 0.3%

(c) Number of Common Shares as to which Paulson Partners has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 468,482 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 468,482 (See Note 1.)

II. Enhanced L.P.

(a) Amount beneficially owned: 667,579

(b) Percent of class: 0.4%

(c) Number of Common Shares as to which Enhanced L.P. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 667,579 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 667,579 (See Note 1.)

III. Paulson International

(a) Amount beneficially owned: 2,360,329

(b) Percent of class: 1.5%

(c) Number of Common Shares as to which Paulson International has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,360,329 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,360,329 (See Note 1.)

IV. Select Master

(a) Amount beneficially owned: 115,245

(b) Percent of class: 0.1%

(c) Number of Common Shares as to which Select Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 115,245 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 115,245 (See Note 1.)

V. Advantage Master

(a) Amount beneficially owned: 5,831,463

(b) Percent of class: 3.7%

(c) Number of Common Shares as to which Advantage Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 5,831,463 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 5,831,463 (See Note 1.)

VI. Advantage Plus Master

(a) Amount beneficially owned: 7,482,521

(b) Percent of class: 4.8%

(c) Number of Common Shares as to which Advantage Plus Master has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 7,482,521 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 7,482,521 (See Note 1.)

VII. Enhanced Ltd.

(a) Amount beneficially owned: 71,941

(b) Percent of class: Less than 0.1%

(c) Number of Common Shares as to which Enhanced Ltd. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 71,941 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 71,941 (See Note 1.)

VIII. Paulson’s Separately Managed Accounts

(a) Amount beneficially owned: 1,396,440

(b) Percent of class: 0.9%

(c) Number of Common Shares as to which the Separately Managed Accounts hold:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,396,440 (See Note 1.)

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 1,396,440 (See Note 1.)

Note 1: Each of Paulson Partners, Enhanced L.P., Paulson International, Select Master, Advantage Master, Advantage Plus Master, Enhanced Ltd. and the Separately Managed Accounts may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock reported in this Schedule 13G with Paulson & Co. and John Paulson.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2(a) in lieu of an Exhibit.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2008

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON PARTNERS L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ENHANCED L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON INTERNATIONAL LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ENHANCED LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

/s/ Stuart Merzer
Stuart Merzer, as Attorney-in-Fact
For John Paulson

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Mirant Corporation dated as of November 17, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:  November 17, 2008

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON PARTNERS L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ENHANCED L.P.
By: Paulson Advisers LLC, general partner
By: Paulson & Co. Inc., managing member

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON INTERNATIONAL LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

PAULSON ENHANCED LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title: General Counsel & Chief Compliance Officer

/s/ Stuart Merzer
Stuart Merzer, as Attorney-in-Fact
For John Paulson

EXHIBIT B

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson

John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marsha Rojas

(signature and office of

individual taking acknowledgement)

[Notary Stamp and Seal]